# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kennedy-Wilson Holdings, Inc., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 11/04/2025
Amends the filing with accession number 0001104659-23-124685
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Peter Clarke, President, COO, Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800, Toronto, Ontario, Ontario Canada (A6), M5J 2N7, (416) 367-4941; Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484

## Reporting persons
- V. PREM WATSA: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,950,036; sole dispositive power 0; shared dispositive power 30,950,036; aggregate amount beneficially owned 30,950,036 (19.9% of the class)
  Comment: The Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and received Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,950,036 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SECOND 810 HOLDCO LTD: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,950,036; sole dispositive power 0; shared dispositive power 30,950,036; aggregate amount beneficially owned 30,950,036 (19.9% of the class)
  Comment: The Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and received Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,950,036 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,950,036; sole dispositive power 0; shared dispositive power 30,950,036; aggregate amount beneficially owned 30,950,036 (19.9% of the class)
  Comment: The Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and received Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,950,036 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,950,036; sole dispositive power 0; shared dispositive power 30,950,036; aggregate amount beneficially owned 30,950,036 (19.9% of the class)
  Comment: The Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and received Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,950,036 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- 12002574 CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,950,036; sole dispositive power 0; shared dispositive power 30,950,036; aggregate amount beneficially owned 30,950,036 (19.9% of the class)
  Comment: The Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and received Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,950,036 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,950,036; sole dispositive power 0; shared dispositive power 30,950,036; aggregate amount beneficially owned 30,950,036 (19.9% of the class)
  Comment: The Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and received Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,950,036 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,296,303; sole dispositive power 0; shared dispositive power 26,296,303; aggregate amount beneficially owned 26,296,303 (16.9% of the class)
- FAIRFAX (US) INC (CIK 0001275996): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,648,953; sole dispositive power 0; shared dispositive power 18,648,953; aggregate amount beneficially owned 18,648,953 (12% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,156,496; sole dispositive power 0; shared dispositive power 12,156,496; aggregate amount beneficially owned 12,156,496 (7.8% of the class)
- ODYSSEY REINSURANCE CO (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,028,530; sole dispositive power 0; shared dispositive power 12,028,530; aggregate amount beneficially owned 12,028,530 (7.7% of the class)
- NEWLINE HOLDINGS UK LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 434,783; sole dispositive power 0; shared dispositive power 434,783; aggregate amount beneficially owned 434,783 (0.3% of the class)
- NEWLINE CORPORATE NAME LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 434,783; sole dispositive power 0; shared dispositive power 434,783; aggregate amount beneficially owned 434,783 (0.3% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,641,526; sole dispositive power 0; shared dispositive power 4,641,526; aggregate amount beneficially owned 4,641,526 (3% of the class)
- UNITED STATES FIRE INSURANCE CO (CIK 0000101618): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,641,526; sole dispositive power 0; shared dispositive power 4,641,526; aggregate amount beneficially owned 4,641,526 (3% of the class)
- THE NORTH RIVER INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,320,763; sole dispositive power 0; shared dispositive power 2,320,763; aggregate amount beneficially owned 2,320,763 (1.5% of the class)
- TIG INSURANCE CO (CIK 0001276413): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,952,086; sole dispositive power 0; shared dispositive power 2,952,086; aggregate amount beneficially owned 2,952,086 (1.9% of the class)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,180,109; sole dispositive power 0; shared dispositive power 1,180,109; aggregate amount beneficially owned 1,180,109 (0.8% of the class)
- ZENITH NATIONAL INSURANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 670,822; sole dispositive power 0; shared dispositive power 670,822; aggregate amount beneficially owned 670,822 (0.4% of the class)
- ZENITH INSURANCE COMPANY (CANADIAN ENTITY): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 670,822; sole dispositive power 0; shared dispositive power 670,822; aggregate amount beneficially owned 670,822 (0.4% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,877,772; sole dispositive power 0; shared dispositive power 3,877,772; aggregate amount beneficially owned 3,877,772 (2.5% of the class)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- WENTWORTH INSURANCE COMPANY LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- FAIRFAX UK HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT GROUP HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT INSURANCE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT SYNDICATES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,433,806; sole dispositive power 0; shared dispositive power 1,433,806; aggregate amount beneficially owned 1,433,806 (0.9% of the class)
- BRIT REINSURANCE (BERMUDA) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,718,869; sole dispositive power 0; shared dispositive power 1,718,869; aggregate amount beneficially owned 1,718,869 (1.1% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,221,354; sole dispositive power 0; shared dispositive power 8,221,354; aggregate amount beneficially owned 8,221,354 (5.3% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,221,354; sole dispositive power 0; shared dispositive power 8,221,354; aggregate amount beneficially owned 8,221,354 (5.3% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,189,395; sole dispositive power 0; shared dispositive power 2,189,395; aggregate amount beneficially owned 2,189,395 (1.4% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,189,395; sole dispositive power 0; shared dispositive power 2,189,395; aggregate amount beneficially owned 2,189,395 (1.4% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 664,940; sole dispositive power 0; shared dispositive power 664,940; aggregate amount beneficially owned 664,940 (0.4% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 996,104; sole dispositive power 0; shared dispositive power 996,104; aggregate amount beneficially owned 996,104 (0.6% of the class)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- CRC REINSURANCE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Kennedy-Wilson Holdings, Inc.
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Comment:
Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 8, 2023 (as amended and supplemented prior to the date hereof, the "Existing Schedule 13D" and, as amended and supplemented by this Amendment No. 4, the "Schedule 13D"). The class of securities to which this statement relates is the Common Stock, $0.0001 par value ("Shares"), of Kennedy-Wilson Holdings, Inc. ("Kennedy-Wilson"). The address of the principal executive offices of Kennedy-Wilson is 151 S El Camino Drive, Beverly Hills, CA 90212.

The following amendments to Items 4, 5, 6 and 7 of the Existing Schedule 13D are hereby made:

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

"This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

1. V. Prem Watsa, an individual, is a citizen of Canada, and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2. The Second 810 Holdco Ltd. ("810 Holdco"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. 810 Holdco is an investment holding company. The principal business and principal office address of 810 Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

3. The Second 1109 Holdco Ltd. ("Holdco"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Holdco is an investment holding company. The principal business and principal office address of Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

4. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. Sixty Two is an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L2;

5. 12002574 Canada Inc. ("12002574"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. 12002574 is an investment holding company. The principal business and principal office address of 12002574 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6. Fairfax Financial Holdings Limited ("Fairfax") is a corporation incorporated under the laws of Canada. Fairfax is a holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

7. FFHL Group Ltd. ("FFHL Group"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. FFHL Group is a holding company. The principal business and principal office address of FFHL Group is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

8. Fairfax (Barbados) International Corp., a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of resolution is reinsurance. The principal business and principal office address of Resolution is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

9. Wentworth Insurance Company Ltd ("Wentworth"), a corporation incorporated under the laws of
Barbados, is a wholly owned subsidiary of Fairfax. The principal business of Wentworth is reinsurance. The principal business and principal office address of Wentworth is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

10. Fairfax (US) Inc. ("Fairfax US"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Fairfax US is a holding company. The principal business and principal office address of Fairfax US is 401 East Corporate Drive, Suite 200, Lewisville, Texas, USA 75057;

11. Resolution Group Reinsurance (Barbados) Limited ("Resolution"), a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of Resolution is reinsurance. The principal business and principal office address of Resolution is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

12. Odyssey Group Holdings, Inc. ("Odyssey Group"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. Odyssey Group is a holding company. The principal business and principal office address of Odyssey Group is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

13. Odyssey Reinsurance Company ("Odyssey Reinsurance"), a corporation incorporated under the laws of Connecticut, is a subsidiary of Fairfax. The principal business of Odyssey Reinsurance is reinsurance. The principal business and principal office address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

14. Crum & Forster Holdings Corp. ("Crum & Forster"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Crum & Forster is a holding company. The principal business and principal office address of Crum & Forster is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

15. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business and principal office address of US Fire is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

16. The North River Insurance Company of Canada ("North River"), a corporation incorporated under the laws of New Jersey, is a wholly owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey, USA, 07960.

17. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a wholly owned subsidiary of Fairfax. The principal business of TIG is run-off property and casualty insurance. The principal business and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire, USA. 03101.

18. Northbridge Financial Corporation ("Northbridge Financial"). a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. Northbridge Financial is a holding company. The principal business and principal office address of Northbridge Financial is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

19. Zenith National Insurance Corp. ("ZNIC"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. The principal business and principal office address of ZNIC is 21255 Califa Street, Woodland Hills, California, USA, 91367-5021;

20. Zenith Insurance Company ("Zenith Insurance"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. The principal business of Zenith is property and casualty insurance. The principal business and principal office address of Zenith is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

21. 1102952 B.C. Unlimited Liability Company ("1102952"), a corporation incorporated under the laws of British Columbia, is a wholly owned subsidiary of Fairfax. 1102952 is a holding company. The principal business and principal office address of 1102952 is 1600 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2;

22. Allied World Assurance Company Holdings, Ltd ("Allied Holdings Bermuda"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings Bermuda is a holding company. The principal business and principal office address of Allied Holdings Bermuda is 27 Richmond Road, Pembroke, Bermuda, HM 08;

23. Allied World Assurance Company Holdings I, Ltd ("Allied Holdings I Ltd"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings I Ltd is a holding company. The principal business and principal office address of Allied Holdings I Ltd is 27 Richmond Road, Pembroke, Bermuda, HM 08;

24. Allied World Assurance Company, Ltd ("Allied Assurance"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. The principal business of Allied Assurance is insurance. The principal business and principal office address of Allied Assurance is 27 Richmond Road, Pembroke, Bermuda, HM 08;

25. Allied World Assurance Holdings (Ireland) Ltd ("Allied Ireland"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Ireland is a holding company. The principal business and principal office address of Allied Ireland is 27 Richmond Road, Pembroke, Bermuda, HM 08;

26. Allied World Assurance Company (Europe) dac ("Allied Europe"), a corporation incorporated under the laws of Ireland, is a subsidiary of Fairfax. The principal business of Allied Europe is insurance. The principal business and principal office address of Allied Europe is 3rd Floor George's Quay Plaza, Dublin 2, Ireland;

27. Allied World Assurance Holdings (U.S.) Inc. ("AWAH U.S."), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. Allied U.S. is a holding company. The principal business and principal office address of AWAH U.S. is 199 Water Street, 26th Floor, New York, New York 10038;

28. Allied World Insurance Company ("Allied Insurance"), a corporation incorporated under the laws of New Hampshire, is a subsidiary of Fairfax. The principal business of Allied Insurance is insurance. The principal business and principal office address of Allied Insurance is 199 Water Street, 26th Floor, New York, New York 10038;

29. AW Underwriters Inc. ("AW"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of AW is as an insurance agency. The principal business and principal office address of AW is 199 Water Street, 26th Floor, New York, New York 10038;

30. Allied World Specialty Insurance Company ("Allied Specialty"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of Allied Specialty is insurance. The principal business and principal office address of Allied Specialty is 199 Water Street, 26th Floor, New York, New York 10038;

31. Allied World Surplus Lines Insurance Company ("Allied Surplus"), a corporation incorporated under the laws of Arkansas, is a subsidiary of Fairfax. The principal business of Allied Surplus is insurance. The principal business and principal office address of Allied Surplus is 199 Water Street, 26th Floor, New York, New York 10038;

32. Allied World Assurance Company (U.S.) Inc. ("Allied U.S."), a corporation incorporated under the laws of
Delaware, is a subsidiary of Fairfax. The principal business of Allied U.S. is insurance. The principal business and principal office address of Allied U.S. is 199 Water Street, 26th Floor, New York, New York
10038;

33. CRC Reinsurance Limited ("CRC"), a corporation incorporated under the laws of Barbados, is a wholly owned subsidiary of Fairfax. The principal business of resolution is reinsurance. The principal business and principal office address of Resolution is #12 Pine Commercial, The Pine, St. Michael, Barbados, BB11103;

34. Newline Holdings UK Limited ("Newline UK"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Newline UK is a holding company. The principal business and principal office address of Newline UK is 1 Fen Court, London, England, EC3M 5BN;

35. Newline Corporate Name Limited ("Newline"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Newline is a corporate member of Lloyd's (and the sole capital provider to Newline Syndicate 1218 at Lloyd's). The principal business and principal office address of Newline is 1 Fen Court, London, England, EC3M 5BN;

36. Fairfax UK Holdings Limited ("Fairfax UK"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Fairfax UK is a holding company. The principal business and principal office address of Fairfax UK is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

37. Brit Group Holdings Limited ("Brit Group Holdings"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Brit Group Holdings is a holding company. The principal business and principal office address of Brit Group Holdings is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

38. Brit Insurance Holdings Limited ("Brit Holdings"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Brit Holdings is a holding company. The principal business and principal office address of Brit Holdings is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

39. Brit Syndicates Limited ("Brit Syndicates"), a corporation incorporated under the laws of
England and Wales, is a subsidiary of Fairfax. The principal business of Brit Syndicates is a Lloyd's managing agency. The principal business and principal office address of Brit UW is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB; and

40. Brit Reinsurance (Bermuda) Limited ("Brit Reinsurance"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. The principal business of Brit Reinsurance is insurance and reinsurance. The registered office address of Brit Reinsurance is Clarendon House, 2 Church Street, Hamilton, Bermuda, HM 11. The principal office address of Brit Reinusrance is Ground Floor, Chesney House, The Waterfront, 96 Pitts Bay Road Hamilton, Pembroke, HM08 Bermuda.
Residence or business address: Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Present principal occupation or employment:
The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Exhibit 99.15 hereto, and such Exhibit is incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"On November 4, 2025, Kona Management Holdco, LLC a Delaware limited liability company ("Management Holdco"), a newly formed entity owned and controlled by William J. McMorrow ("McMorrow") and certain of the Reporting Persons (collectively, the "Fairfax Bidders"), entered into a Joint Bidding Agreement ("Joint Bidding Agreement") pursuant to which Management Holdco and the Fairfax Bidders agreed to work together in good faith to pursue the Proposed Transaction (as defined below) (collectively, the "Consortium"). McMorrow and the Fairfax Bidders collectively owned approximately 31% of Shares of Kennedy-Wilson on an as-converted basis (inclusive of all Shares underlying warrants held by the members of the Consortium).

On November 4, 2025, the Consortium delivered a letter (the "Proposal") to the Board of Directors of Kennedy-Wilson (the "Board") containing a proposal to acquire all of the outstanding Shares of Kennedy-Wilson not presently owned by members of the Consortium or their respective affiliates for $10.25 per Share in cash (the "Proposed Transaction").

The Proposal states that the members of the Consortium are only interested in acquiring the outstanding Shares of Kennedy-Wilson that they do not already own, and are not interested in selling their Shares to another party. In addition, the Proposal states that the Consortium expects the Board will establish a special committee of independent directors (the "Special Committee") fully empowered to select and retain its own independent legal and financial advisors.

The foregoing descriptions of the Joint Bidding Agreement and Proposal do not purport to be complete and are qualified in their entirety by reference to the full text of the Joint Bidding Agreement and the Proposal, which are filed herewith as Exhibit 99.19 and Exhibit 99.20, repsectively, and incorporated herein by reference.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of Kennedy-Wilson's securities.

The Proposal may result in one or more transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an acquisition of additional securities of Kennedy-Wilson, an extraordinary corporate transaction (such as a merger) involving Kennedy-Wilson, delisting of the Shares from the New York Stock Exchange and other material changes in Kennedy-Wilson's business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the Proposed Transaction will be consummated. The Consortium reserves the right to modify or withdraw the Proposal at any time, with or without prior notice. The Reporting Persons and other Consortium members reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plans or proposals at any time.

The Reporting Persons and the other Consortium members plan to engage in discussions with the Board and the Special Committee and their respective representatives (including their respective professional advisors) in connection with the Proposed Transaction. While the Proposal remains under consideration by the Board and the Special Committee, the Reporting Persons and the other Consortium members expect to respond to inquiries from, and negotiate the terms of the Proposed Transaction with, the Board and the Special Committee and their respective representatives. The Reporting Persons do not intend to update or provide additional disclosures regarding the Proposal or the Proposed Transaction until a definitive agreement has been entered into, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and the other Consortium members may participate in any process regarding Kennedy-Wilson and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to Kennedy-Wilson, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal or any such expression of interest; engaging advisors or other third parties; communicating with Kennedy-Wilson, its subsidiaries and representatives and other third parties (including various advisors, industry analysts, investment and financing professionals, other shareholders of the Issuer and financing sources); taking actions regarding prospective debt and/or equity financing for any such course of action, including exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising and negotiating agreements with Kennedy-Wilson, members of management, potential investors, financing sources, professional advisors and other interested parties."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The ownership percentage of Shares beneficially owned by each of the Reporting Persons was calculated based on 155,527,822 Shares deemed to be outstanding pursuant to Rule 13d-3, comprised of 137,899,795 Shares, outstanding as of August 4, 2025 as reported by Kennedy-Wilson in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the SEC on August 7, 2025 and 17,628,027 Shares underlying warrants and beneficially owned by the Reporting Persons (and excluding 7,753,513 Shares underlying warrants that are not exercisable by the Reporting Persons pursuant to the limitation on their right to exercise).

As a result of the execution of the Joint Bidding Agreement or by virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act comprising the Consortium members. As a result, the group may be deemed to have acquired beneficial ownership of all the Shares beneficially owned by each member of the "group". As such, the group may be deemed to beneficially own in the aggregate 42,323,055 Shares, which represents approximately 27.2% of Kennedy-Wilson's outstanding Shares on an as-converted basis (inclusive of all Shares underlying warrants held by the members of the Consortium, the Consortium holds approximately 31% of the outstanding Shares of Kennedy-Wilson on an as-converted basis). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons than any of them is the beneficial owner of any of the Shares beneficially owned by the other Consortium members, for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by any other Consortium member.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit 99.15 hereto, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by the addition of the following:

Item 4 references the Joint Bidding Agreement and is incorporated herein by reference. A copy of this agreement is attached as Exhibit 99.19 to this Schedule 13D and is incorporated herein by reference.

In connection with the Proposed Transaction, the Reporting Persons may enter into confidentiality arrangements (some of which may contain restrictions on the ability of such persons to acquire Shares or other securities or interests in Kennedy-Wilson), financing commitments, subscription agreements, limited partnership agreements, limited liability company agreements, and other agreements, arrangements and understandings with members of management, potential investors, financing sources and other interested parties with respect to the Proposed Transaction or other transactions in respect of the Shares or other securities of Kennedy-Wilson.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Existing Schedule 13D is hereby amended and supplemented by the addition of the following Exhibits:

Ex. 99.15: Directors and Officers of the Reporting Persons.

Ex. 99.16: Joint Filing Agreement by and among the Reporting Persons, dated as of November 5, 2025.

Ex. 99.17: Power of Attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020 https://www.sec.gov/Archives/edgar/data/915191/000110465920030836/a20-11674_1ex8.htm).

Ex. 99.18: Power of Attorney, dated June 21, 2023 (incorporated by reference to Exhibit 99.18 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on November 15, 2023 https://www.sec.gov/Archives/edgar/data/915191/000110465923118802/tm2330820d1_ex99-18.htm).

Ex. 99.19: Joint Bidding Agreement, dated as of November 4, 2025, by and among the Fairfax Bidders and Kona Management Holdco, LLC.

Ex. 99.20: Proposal to the Board of Directors of Kennedy-Wilson, dated November 4, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kennedy-Wilson on November 4, 2025 https://www.sec.gov/Archives/edgar/data/1408100/000119312525264971/d58472dex991.htm).

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (11/05/2025)
- THE SECOND 810 HOLDCO LTD: /s/ V. Prem Watsa, V. Prem Watsa, Director (11/05/2025)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (11/05/2025)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (11/05/2025)
- 12002574 CANADA INC.: /s/ V. Prem Watsa, V. Prem Watsa, President (11/05/2025)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (11/05/2025)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (11/05/2025)
- FAIRFAX (US) INC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ODYSSEY REINSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- NEWLINE HOLDINGS UK LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- NEWLINE CORPORATE NAME LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- UNITED STATES FIRE INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- TIG INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ZENITH NATIONAL INSURANCE CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ZENITH INSURANCE COMPANY (CANADIAN ENTITY): /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- WENTWORTH INSURANCE COMPANY LTD.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- FAIRFAX UK HOLDINGS LIMITED: /s/ Michael Wallace, Michael Wallace, Director (11/05/2025)
- BRIT GROUP HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (11/05/2025)
- BRIT INSURANCE HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (11/05/2025)
- BRIT SYNDICATES LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (11/05/2025)
- BRIT REINSURANCE (BERMUDA) LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (11/05/2025)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
- CRC REINSURANCE LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (11/05/2025)
Comment: Attorney-in-Fact signing pursuant to powers of attorney referenced in Exhibits 99.17 and 99.18.